30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIO DE JANEIRO RIYADH WASHINGTON

December 22, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

Re:                             Liberty Media Corporation

Registration Statement on Form S-4

On behalf of Liberty Media Corporation (“Liberty”), we enclose herewith for filing under the Securities Act of 1933, as amended, Liberty’s Registration Statement on Form S-4 (the “Form S-4”) relating to the registration of the distribution of the following securities: (i) Liberty’s proposed Series A, Series B and Series C Liberty SiriusXM common stock, par value $.01 per share (collectively, the “Liberty SiriusXM common stock”), (ii) Liberty’s proposed Series A, Series B and Series C Liberty Braves common stock, par value $.01 per share (collectively, the “Liberty Braves common stock”), and (iii) Liberty’s proposed Series A, Series B and Series C Liberty Media common stock, par value $.01 per share (collectively, the “Liberty Media common stock”).

At a special meeting, Liberty’s stockholders will be asked to consider and vote on a group of related proposals to approve the adoption of an amendment and restatement of Liberty’s certificate of incorporation, among other things, to reclassify our existing common stock into three new tracking stocks to be designated the Liberty SiriusXM common stock, the Liberty Braves common stock and the Liberty Media common stock and to provide for the attribution of the businesses, assets and liabilities of our company among a new SiriusXM Group, a new Braves Group and a new Media Group.  The reclassification is described in detail in the Form S-4 filed herewith.

We have been advised that a filing fee in the amount of $1,351,499 has been paid in connection with the filing of the Form S-4 by wire transfer from Liberty’s account at U.S. Bank in Denver to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis.  U.S. Bank was instructed to note that Liberty’s Central Index Key (CIK) is 0001560385.

Should any questions arise with respect to these filings, please contact the undersigned at Tel: (212) 408-2503, Fax: (212) 259-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:              Liberty Media Corporation

Richard N. Baer

KPMG LLP

H. Michael Keys